

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2025

David Burg
Chief Financial Officer
WSFS Financial Corporation
500 Delaware Ave.
Wilmington, Delaware, 19801

   Re: WSFS Financial Corporation
     Form 10-K for Fiscal Year Ended December 31, 2023
     File No. 001-35638

Dear David Burg:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance